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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                           Form 20-F   X      Form 40-F
                                      ----               ----

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                             Yes                 No       X
                                      ----               ----

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                             Yes                 No       X
                                      ----               ----

    Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                             Yes                 No       X
                                      ----               ----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
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Endesa's Communication To CNMV

    NEW YORK--(BUSINESS WIRE)--Dec. 23, 2003--Following the communication filed with the Spanish Stock Exchange Authority (CNMV) last December 22nd regarding the closing of Enersis' capital increase, Endesa (NYSE:ELE) communicates that as result of that transaction, its interest in Enersis, through Endesa Internacional, S.A., is 60.63%.

    CONTACT: North America Investor Relations Office
             David Raya, 212-750-7200
             http://www.endesa.es
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ENDESA, S.A.

Dated: December 23rd, 2003             By: /s/ David Raya
                                          --------------------------------------
                                       Name:  David Raya
                                       Title: Manager of North America
                                              Investor Relations